UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

DECIPHERA PHARMACEUTICALS, INC.

(Name of Subject Company)

TOPAZ MERGER SUB, INC.

a wholly–owned subsidiary of

ONO PHARMACEUTICAL CO., LTD.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

24344T101

(CUSIP Number of Class of Securities)

Gyo Sagara

Ono Pharmaceutical Co., Ltd.

8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan

Telephone: +81-6-6263-5670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jason T. Simon

Tricia Branker

Greenberg Traurig, LLP

1750 Tysons Boulevard, Suite 1000

McLean, VA 22102

Telephone: (703) 749 1300

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Topaz Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ono Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“Parent”), to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Deciphera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per share of $25.60, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the offer to purchase, dated May 13, 2024 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The subject company and the issuer of the securities subject to the Offer is Deciphera Pharmaceuticals, Inc. Its principal executive office is located at 200 Smith Street, Waltham, MA 02451, and its telephone number is 781-209-6400.

(b) Securities. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) - (c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. The information regarding Purchaser and Parent set forth in the “Summary Term Sheet”, Section 8—“Certain Information Concerning Parent and Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) Transactions; Significant Corporate Events. The information set forth in Section 7—“Certain Information Concerning the Company,” Section 8—“Certain Information Concerning Parent and Purchaser,” Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for the Company” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1) - (7) Purposes; Plans. The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 —“Price Range of Shares; Dividends,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for the Company,” Section 15—“Certain Effects of the Offer” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

The Offer is not subject to a financing condition.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 8—“Certain Information Concerning Parent and Purchaser,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.

(b)	Securities Transactions. None.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company” and Section 23—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)	Financial Information. Not applicable.

(b)	Pro Forma Information. Not applicable.

In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because (i) the consideration offered consists solely of cash; (ii) the Offer is not subject to any financing condition; and (iii) the Offer is for all outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for the Company,” Section 15—“Certain Effects of the Offer” and Section 18—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of May 13, 2024.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the New York Times on May 13, 2024.

(a)(5)(i)	Press release issued by Ono Pharmaceutical Co., Ltd., on April 30, 2024 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO of Ono Pharmaceutical Co., Ltd. filed with the Securities and Exchange Commission on April 30, 2024).

(a)(5)(ii)	Investor Presentation of Ono Pharmaceutical Co. Ltd., dated April 30, 2024 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO of Ono Pharmaceutical Co., Ltd. filed with the Securities and Exchange Commission on May 6, 2024).

(a)(5)(iii)	Investor Presentation Script of Ono Pharmaceutical Co. Ltd., dated April 30, 2024 (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO of Ono Pharmaceutical Co., Ltd. filed with the Securities and Exchange Commission on May 6, 2024).

(b)*	Commitment Letter, dated as of April 29, 2024, by and between Ono Pharmaceutical Co., Ltd., Topaz Merger Sub, Inc. and Bank of America, National Association.

(d)(1)	Agreement and Plan of Merger, dated as of April 29, 2024, by and among Deciphera Pharmaceuticals, Inc., Ono Pharmaceutical Co., Ltd. and Topaz Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Deciphera Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on April 29, 2024).

(d)(2)*	Form of Tender and Support Agreement, dated as of April 29, 2024, by and among Ono Pharmaceutical Co., Ltd., Topaz Merger Sub, Inc. and each of the directors and executive officers of Deciphera Pharmaceuticals, Inc.

(d)(3)*	Tender and Support Agreement, dated as of April 29, 2024, by and among Ono Pharmaceutical Co., Ltd., Topaz Merger Sub, Inc. and Brightstar LLC.

(d)(4)*	Confidentiality Agreement, dated as of March 8, 2024, by and between Ono Pharmaceutical Co., Ltd. and Deciphera Pharmaceuticals, Inc.

(g)	None.

(h)	None.

107*	Filing Fee Table.

*	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2024	Topaz Merger Sub, Inc.

	By:	/s/ Masayuki Tanigawa
Name: Masayuki Tanigawa
Title: President

Ono Pharmaceutical Co., Ltd.

	By:	/s/ Gyo Sagara
Name: Gyo Sagara
Title: Representative Director, Chairperson of the Board and Chief Executive Officer